UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2020

Commission File Number: 001-39131

LIMINAL BIOSCIENCES INC.

(Translation of registrant’s name into English)

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibits 99.2, 99.3 and 99.6 to this Report are hereby expressly incorporated by reference into the registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 23, 2019 (File no. 333-235692).

Management and Board Changes

On November 12, 2020, the Company announced that Mr. Kenneth Galbraith tendered his resignation as Chief Executive Officer and member of its Board for personal reasons, effective November 13, 2020.  Mr. Bruce Pritchard, Chief Operating Officer, Small Molecules Therapeutics, and Mr. Patrick Sartore, Chief Operating Officer, Plasma-Derived Therapeutics, will assume the roles of Chief Executive Officer and President, respectively, effective November 13, 2020.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated November 12, 2020
99.2	Management Discussion & Analysis Q3 2020
99.3	Condensed Interim Consolidated Financial Statements Q3 2020
99.4	Certification of Interim Filings Q3 2020 – CEO
99.5	Certification of Interim Filings Q3 2020 – CFO
99.6	Risk Factors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Liminal BioSciences Inc.

Date: November 12, 2020	By:	/s/ Kenneth Galbraith
		Name	Kenneth Galbraith
		Title:	Chief Executive Officer